UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-12991
(Check one):  ☐ Form 10-K       ☐ Form 20-F       ☒ Form 11-K       ☐ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR       ☐ Form N-CSR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________
PART I — REGISTRANT INFORMATION
BancorpSouth, Inc. 401(k) Profit-Sharing Plan
Full Name of Registrant
N/A
Former Name if Applicable
One Mississippi Plaza
201 South Spring Street
Address of Principal Executive Office (Street and Number)
Tupelo, Mississippi 38804
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
The Registrant is unable to file its Annual Report on Form 11-K for the period ended December 31, 2008 within the prescribed time period without unreasonable effort or expense. Due to circumstances beyond the control of the Registrant, certain financial information for the year ended December 31, 2008 was not available in a timely manner to the Registrant. Accordingly, the Registrant needs additional time to conclude its processes and procedures so that its independent registered public accounting firm, KPMG LLP, may render an opinion on the Registrant’s financial statements that are required to be included in the Form 11-K. The Registrant will file the 11-K on or before the fifteenth calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

William L. Malone	662	680-2000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
BancorpSouth, Inc. 401(k) Profit-Sharing Plan
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 29, 2009

By: BancorpSouth, Inc.

	By:	/s/ William L. Malone

	Name:	William L. Malone
	Title:	First Vice President and Trust Officer

EXHIBIT INDEX
99.1	Statement of accountant pursuant to Rule 12b-25(c)